SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com



8 March 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

RECEIVED
2005 MAR 21 P 2:

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 1 March 2005 to 4 March 2005.

Our SEC file number is 82-3622.

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

C:MY DOCUMENTS/SEC/LLC/ani

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Mar-2005 13:01:13
Announcement No.	00020

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Announcement Title *	Announcement - SingTel completes sale of four properties to A-REIT
Description	
Attachments:	308-sgx.pdf Total size = **68K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

SINGTEL COMPLETES SALE OF FOUR PROPERTIES TO A-REIT

Singapore Telecommunications Limited ("SingTel") wishes to announce the completion of the sale of Telepark, Kim Chuan Telecommunications Complex, KA Place and KA Centre (the "Properties") to Ascendas Real Estate Investment Trust ("A-REIT") today.

Pursuant to the exercise today by HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of A-REIT, the "Trustee") of the call option under the respective put and call option agreements dated 21 February 2005, SingTel and the Trustee have entered into separate sale and purchase agreements for the Properties and have completed the transaction today.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 2 March 2005

/E:ANNOUNCEMENT/2005/308-ANN.RTF/PP/II

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Mar-2005 17:35:04
Announcement No.	00063

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Announcement Title *	Voluntary liquidation of Integrated Information (Hong Kong) Limited
Description	
Attachments:	307-sgx.pdf Total size = **59K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

VOLUNTARY LIQUIDATION OF INTEGRATED INFORMATION (HONG KONG) LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that Integrated Information (Hong Kong) Limited (the "Company"), an indirect wholly-owned subsidiary of SingTel, is in voluntary liquidation and has appointed Ms Chung Miu Yin, Diana and Mr Ying Hing Chiu as its liquidators.

The Company has been dormant since May 2000.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 1 March 2005

/E:ANNOUNCEMENT/2005/307-ANN.RTF/LLC/fyy